Exhibit 99.1

Mobilicom Launches Cybersecure SDR Product with High
Size-to-Performance Ratio, Expanding its Market into Mid-Sized Drones

●	Mobilicom’s MCU-70 expands communications range to 100 miles with improved link performance, more power, better resilience & durability

●	Significantly expands Mobilicom’s addressable market to mid-sized, long-range drones, a $6.8 B market, providing its Tier 1 customers a one-stop-shop for end-to-end solutions in military and commercial applications

●	Equipped for ICE Cybersecurity software to provide essential protection against increasing cyberattacks as evidenced in the Ukraine conflict where 10,000 drones a month are lost to Russian electronic-warfare systems

Shoham, Israel, June 29, 2023 (GLOBE NEWSWIRE) -- Mobilicom Limited (Mobilicom or the Company, NASDAQ: MOB, MOBBW ; ASX: MOB), a provider of cybersecurity and robust solutions for drones and robotics, today announced the launch of its latest product, the MCU-70, the latest in its MESH (device-to-device) Networking Cybersecure Software Defined Radio (SDR) Series delivering high-performance wireless communications. With its relatively small size and lightweight design, MCU-70 delivers superior performance for mid-sized and long-range unmanned aerial vehicles (UAVs) where form-factor-to-capability performance is critical. Designed for durability in rugged outdoor environments, MCU-70’s communications range of up to 100 miles/150km equips drones with the communications needed for new missions and applications, expanding Mobilicom’s addressable markets for both commercial and military applications.

MCU MESH NETWORKING

MCU-70 Air Data Terminal

Commercial uses include beyond line of sight (BVLOS) long-range inspections including electric utility transmission lines, oil and gas pipelines, and railways, as well as long-range delivery functions.

Military applications include UAVs and vertical takeoff and landing (VTOL) for intelligence, surveillance, reconnaissance missions, and loitering (also known as suicide or kamikaze drones) as well as border and sea patrol.

Mobilicom’s latest MCU product improves communications link performance of mobile mesh (device-to-device) and wireless mobile IP communications for high-definition video and data which expands coverage distance while fortifying stability, resilience, and durability. MCU-70 is U.S. National Defense Authorization Act (NDAA) compliant.

MCU-70, just like Mobilicom’s entire MESH Networking suite and its SkyHopper Datalinks, is a cybersecure SDR that comes installed with the base level of the Company’s industry-leading security software. Additionally, Mobilicom’s ICE Cybersecurity suite can be layered on the networked hardware and software systems for a comprehensive and holistic protection strategy. The MCU product family has a well-established track record of success, field proven with many of Mobilicom’s Tier-1 global customers under a wide range of deployments on various products and platforms.

“Our latest secure communications product, MCU-70, opens up new markets for Mobilicom while delivering an even stronger value proposition to our Tier-1 manufacturing customers that can integrate our end-to-end solutions for their small and mid-sized long-range drones. As the industry evolves, the long-range drone segment is set to grow to $38 billion over the next decade and we are well positioned to provide the critical systems that drive high-performance drones for both commercial and military applications, “said Mobilicom CEO Oren Elkayam.

About Mobilicom

Mobilicom is an end-to-end provider of cybersecurity and robust solutions for drones and robotics focussing primarily on targeting global drone, robotics and autonomous system manufacturers.

The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialised products used in a variety of applications.

Mobilicom is growing a global customer base with sales to high profile customers including corporates, governments and military. Mobilicom’s competitive advantages include outstanding security capabilities and performance in harsh environmental conditions.

Mobilicom’s large solution portfolio is being deployed worldwide, and the Company derives revenue from hardware, software sales & licensing fees and professional support services.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com